Exhibit 12.1
Statement Re: Computation of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
Amounts in thousands

	Year ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before minority interest in consolidated subsidiaries and income or loss from equity investees	$41,726	$38,872	$36,117	$32,033	$29,190
Fixed charges	35,117	32,006	24,352	25,296	25,534
Preferred dividend requirements of consolidated subsidiaries	(1,256)	(2,512)	(4,123)	(7,168)	(8,818)

Earnings (1)	75,587	68,366	56,346	50,161	45,906

Fixed charges:
Interest expense	32,898	28,501	19,439	17,408	15,102
Amortization of financing fees	963	993	790	720	1,614
Preferred stock dividends	1,256	2,512	4,123	7,168	8,818

Fixed charges (2)	$35,117	$32,006	$24,352	$25,296	$25,534

Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	2.15	2.14	2.31	1.98	1.80

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